June 6, 2006

Via Facsimile ((858) 523-5941) and U.S. Mail

Scott M. Stanton, Esq.
Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, CA  92130

	Re:	Kintera, Inc.
		Schedule TO-I
		Filed May 31, 2006
		File No. 005-79595

Dear Mr. Stanton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. Please provide the information required by Items 1005(e) and 1006(c) of Regulation M-A.

Offer to Purchase

Number of Options; Expiration Date, page 6
2. Revise your definition of "business day" to be consistent with Rule 13e-4(a)(3).

Purpose of this Offer, page 7
3. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise the last paragraph in this section.

Withdrawal Rights, page 9
4. You have indicated that security holders may withdraw their tendered securities at any time prior to the expiration date, including any extensions. Revise to disclose that securities not yet accepted for exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. See Rule 13e-
4(f)(2)(ii).

Information About Kintera, page 12
5. We note you have incorporated by reference some of the financial information required by Item 1010(a) of Regulation M-A and have provided some summary information as required by Item 1010(c). Please disclose the information required by Item 1010(a)(2) or Regulation M-A or incorporate it by reference from your most recent
10-Q filing. Also, ensure that you provide all of the information required by Item 1010(c)(1) and provide the disclosure required by
Item 1010(c)(2)-(6) of Regulation M-A.

Interests of Directors and Executive Officers, page 16
6. Please revise the first table in this section to provide the percentage of the subject securities owned by each person listed.
Refer to Item 1008(a) of Regulation M-A.

Legal Matters; Regulatory Approvals, page 17
7. Refer to the second paragraph in this section. Please tell us what laws or regulations are intended to be covered by your disclosure.

Additional Information, page 19
8. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Conditions of the Offer
9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise condition
(b)(iii) which conditions the offer on whether the contemplated benefits the bidder may enjoy from the offer are materially impaired.
Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
10. Refer to the last full paragraph of this schedule. This language implies that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

      As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Scott M. Stanton, Esq.
Morrison & Foerster LLP
June 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE